Exhibit 99.1

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2005	June 30, 2006
		(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$37,078	$749
Restricted cash	5,537	5,551
Accounts receivable (less allowance for doubtful accounts of $133 and $41 at December 31, 2005 and June 30, 2006, respectively)	49,373	55,116
Other accounts receivable	24,939	29,394
Inventory	78,155	87,066
Other current assets	6,130	10,414

Total current assets	201,212	188,290
Property, plant and equipment	2,282,489	2,340,714
Less: accumulated depreciation	315,621	349,803

Net property, plant and equipment	1,966,868	1,990,911
Equity investment	24,888	24,528
Long-term receivables	39,516	40,323
Goodwill	12,387	11,990
Other intangibles (less amortization of $3,607 and $4,405 at December 31, 2005, and June 30, 2006, respectively)	10,221	9,423
Debt placement costs (less accumulated amortization of $4,989 and $5,966 at December 31, 2005 and June 30, 2006, respectively)	6,738	6,143
Other noncurrent assets	3,685	3,532

Total assets	$2,265,515	$2,275,140

LIABILITIES AND OWNER’S EQUITY

Current liabilities:
Accounts payable	$25,844	$35,195
Payroll and benefits	17,666	12,767
Accrued interest payable	9,628	9,440
Accrued taxes other than income	17,808	18,198
Environmental liabilities	30,840	31,227
Deferred revenue	17,522	18,333
Accrued product purchases	34,772	16,557
Current portion of long-term debt	14,345	14,345
Other current liabilities	19,017	31,317

Total current liabilities	187,442	187,379
Long-term debt	787,194	790,345
Long-term pension and benefits	18,024	17,338
Other deferred liabilities	66,087	70,595
Environmental liabilities	26,439	21,909
Minority interest of subsidiary	1,395,578	1,909,939
Commitments and contingencies
Owners’ equity	(213,676)	(719,911)
Accumulated other comprehensive loss	(1,573)	(2,454)

Total owner’s equity	(215,249)	(722,365)

Total liabilities and owner’s equity	$2,265,515	$2,275,140

See accompanying notes.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

(Unaudited)

1. Organization, Description of Business and Basis of Presentation

Unless otherwise noted, the terms “we,” “us,” “our” and other similar terms refer to Magellan Midstream Holdings GP, LLC, a Delaware limited liability company. We were formed on April 14, 2003 to serve as the general partner of Magellan Midstream Holdings, L.P. (“MGG”) and manage its operations. We own a 0.01% general partner interest in MGG. We are owned by MGG Midstream Holdings, L.P., which is owned by Madison Dearborn Capital Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund II, L.P. and certain members of MGG’s management.

MGG was formed in April 2003 to hold its ownership interests in Magellan Midstream Partners, L.P. (“MMP”) and Magellan GP, LLC. MGG became a publicly traded Delaware limited partnership in February 2006. Currently, 65% of MGG’s common units are owned by MGG Midstream Holdings, L.P. and 35% are owned by the public.

Magellan GP, LLC, a Delaware limited liability company, was formed in August 2002 to serve as the general partner for MMP and manage its operations. Magellan GP, LLC currently owns a 2.0% general partner interest in MMP and its incentive distribution rights.

MMP, a publicly traded Delaware limited partnership, was formed in August 2000 to own, operate and acquire a diversified portfolio of complementary energy assets.

At December 31, 2005 and June 30, 2006, we had no operating assets other than through our ownership interest in MGG. MGG has no operating assets other than through its ownership interest of Magellan GP, LLC, which owns a 2% general partner interest in MMP and its incentive distribution rights. The incentive distribution rights entitle Magellan GP, LLC to receive increasing percentages of MMP’s distributions, up to a maximum of 48%. We own a 0.01% general partner ownership interest in MGG. Because MGG’s partnership agreement gives us control over the management and operations of MGG and because our owners also own more than 50% of the limited partner interests of MGG, our consolidated balance sheets include the consolidated assets and liabilities of MGG.

In the opinion of management, our accompanying consolidated balance sheet as of June 30, 2006, which is unaudited, includes all normal and recurring adjustments necessary to present fairly our financial position as of June 30, 2006. The balance sheet as of December 31, 2005 is derived from audited financial statements.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the balance sheets do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States. These balance sheets should be read in conjunction with the audited consolidated balance sheets and notes thereto included as Exhibit 99.1 in MGG’s Annual Report on Form 10-K for the year ended December 31, 2005.

2. Inventory

Inventory at December 31, 2005 and June 30, 2006 was as follows (in thousands):

	December 31, 2005	June 30, 2006
Refined petroleum products	$56,680	$43,723
Natural gas liquids	9,693	28,625
Transmix	9,589	12,618
Additives	1,805	1,729
Other	388	371

Total inventory	$78,155	$87,066

3. Equity Investments

MMP uses the equity method to account for its 50% ownership interest in Osage Pipe Line Company, LLC (“Osage Pipeline”). The remaining 50% interest is owned by National Cooperative Refining Association (“NCRA”). MMP’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

MMP uses the equity method of accounting for this investment. Condensed balance sheets for Osage Pipeline as of December 31, 2005 and June 30, 2006 is presented below (in thousands):

	December 31, 2005	June 30, 2006
Current assets	$4,767	$4,718
Noncurrent assets	$4,535	$4,554
Current liabilities	$431	$457
Members’ equity	$8,871	$8,815

A summary of MMP’s equity investment in Osage Pipeline is as follows (in thousands):

	Six Months Ended June 30,
	2005	2006
Investment at beginning of period	$25,084	$24,888
Earnings in equity investment:
Proportionate share of Osage earnings	1,654	1,997
Amortization of excess investment	(332)	(332)

Net earnings in equity investment	1,322	1,665
Cash distributions	(1,300)	(2,025)

Equity investment at end of period	$25,106	$24,528

MMP’s initial investment in Osage Pipeline included an excess net investment amount of $21.7 million which is being amortized over the average lives of Osage Pipeline’s assets. Excess investment is the amount by which MMP’s initial investment exceeded its proportionate share of the book value of the net assets of the investment. The unamortized excess net investment amount at December 31, 2005 and June 30, 2006, was $20.5 million and $20.1 million, respectively.

4. Related Party Transactions

Affiliate Entity Transactions

On December 24, 2005, we entered into a services agreement with Magellan GP, LLC and MMP, in which we agreed to provide the employees necessary to conduct MMP’s operations. MMP reimburses us for the costs of employees necessary to conduct its operations. The payroll and benefit accruals associated with this agreement at December 31, 2005 and June 30, 2006 were $17.7 million and $12.8 million, respectively. The long-term affiliate pension and benefit accruals associated with this agreement at December 31, 2005 and June 30, 2006 were $18.0 million and $17.3 million, respectively. MMP settles its affiliate payroll and payroll-related expenses and post-retirement benefit costs with us on a monthly basis. MMP settles its long-term pension liabilities through annual contributions to our pension funds.

In June 2003, MGG entered into an agreement with MMP and Magellan GP, LLC whereby MGG agreed to reimburse MMP for general and administrative (“G&A”) expenses (excluding equity-based compensation) in excess of a G&A cap as defined in the omnibus agreement. The amount of G&A costs that MGG was required to reimburse to MMP was $1.6 million and $1.0 million for the six months ended June 30, 2005 and 2006, respectively. We reimburse MGG for these costs and we, in turn, are reimbursed for these costs from our owner, MGG Midstream Holdings, L.P. We record these reimbursements from our owner as capital contributions.

Other Related Party Transactions

Both we and MGG are partially owned by an affiliate of the Carlyle/Riverstone Global Energy and Power Fund II, L.P. (“CRF”). Two members of our board of directors and two members of Magellan GP, LLC’s eight-member board of directors are nominees of CRF. On January 25, 2005, CRF, through affiliates, acquired general and limited partner interests in SemGroup, L.P. (“SemGroup”). CRF’s combined general and limited partner interests in SemGroup are approximately 30%. One of the members of

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

SemGroup’s general partner’s seven-member board of directors is a nominee of CRF with three votes on such board. MMP is a party to a number of transactions with SemGroup and its affiliates. These transactions include leasing storage tanks to and from SemGroup, buying and selling petroleum products from and to SemGroup and transporting petroleum products for SemGroup. As of December 31, 2005 and June 30, 2006, MMP had recognized a receivable of $6.2 million and $2.4 million, respectively, from and a payable of $6.1 million and $3.1 million, respectively, to SemGroup and its affiliates. The receivable is included with the accounts receivable amounts and the payable is included with the accounts payable amounts on our consolidated balance sheets.

Both our board of directors and Magellan GP, LLC’s board of directors have adopted a Board of Directors Conflict of Interest Policy and Procedure. In compliance with this policy, CRF has adopted procedures internally to assure that MMP’s proprietary and confidential information is protected from disclosure to competing companies in which CRF owns an interest. As part of these procedures, none of the nominees of CRF will serve on our or Magellan GP, LLC’s boards of directors and on the boards of directors of competing companies in which CRF owns an interest.

Because MMP’s distributions have exceeded target levels as specified in its partnership agreement, Magellan GP, LLC receives increasing percentages of MMP’s total distributions. Distributions to Magellan GP, LLC above the highest target level are at 50%. Because MGG owns Magellan GP, LLC, it benefits from these distributions. Certain executive officers of Magellan GP, LLC also indirectly benefit from these distributions through their ownership of MGG Midstream Holdings L.P.’s Class B common units, which, at December 31, 2005 and June 30, 2006, collectively was approximately 6% of MGG Midstream Holdings L.P.’s total ownership. In 2005 and for the six months ended June 30, 2006, distributions paid to Magellan GP, LLC totaled $30.1 million and $26.5 million, respectively. In addition MGG received distributions in 2005 totaling $5.0 million related to its ownership of MMP common and subordinated units. MGG sold all of its ownership of MMP common and subordinated units during 2005 and the distributions it currently receives are derived from its general partner ownership interest and incentive distribution rights in Magellan GP, LLC. Assuming MMP has sufficient available cash to continue to pay distributions on all of its outstanding units for four quarters at its current quarterly distribution level of $0.5575 per unit, Magellan GP, LLC would receive distributions of approximately $58.0 million on its combined 2% general partner interest and incentive distribution rights.

During February 2006, MGG sold 35% of its MGG common units in an initial public offering. We did not receive any of the proceeds from MGG’s initial public offering. In connection with the closing of this offering, MMP amended its partnership agreement to remove the requirements for its general partner to maintain its current 2% general partner interest in any future offering of MMP limited partner units. In addition, MMP amended its partnership agreement to restore the incentive distribution rights to the same level as before an amendment made in connection with its October 2004 pipeline system acquisition, which reduced the incentive cash distributions paid to Magellan GP, LLC by $1.3 million for 2004, $5.0 million for 2005 and $3.0 million for 2006. In return, MGG made a capital contribution to MMP on February 9, 2006 equal to $4.2 million, which represented the present value of the remaining reductions in Magellan GP, LLC’s incentive cash distributions. MGG was reimbursed for this contribution by MGG Midstream Holdings, L.P.

5. Debt

Consolidated debt at December 31, 2005 and June 30, 2006 was as follows (in thousands):

	December 31, 2005	June 30, 2006
MMP Debt:
Magellan Pipeline notes:
Current portion	$14,345	$14,345
Long-term portion	274,629	271,535

Total Magellan Pipeline notes	288,974	285,880
Revolving credit facility	13,000	25,200
6.45% Notes due 2014	249,546	249,568
5.65% Notes due 2016	250,019	244,042

Total debt	$801,539	$804,690

MMP’s debt and the debt of its consolidated subsidiaries is non-recourse to its general partner, Magellan GP, LLC, MGG and us.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

MMP Debt

Magellan Pipeline Notes. During October 2002, Magellan Pipeline Company, L.P. (“Magellan Pipeline”) entered into a private placement debt agreement with a group of financial institutions for $302.0 million of fixed-rate notes. The maturity date of the notes is October 7, 2007; however, MMP repaid $15.1 million of the notes on October 7, 2005, which represented 5.0% of the outstanding balance on that date, and MMP will be required to repay an additional 5.0% of the principal amount outstanding on October 7, 2006. The outstanding principal amount of the notes at December 31, 2005 and June 30, 2006 was decreased by $2.5 million and $4.2 million, respectively, for the change in the fair value of the associated hedge (see Note 6–Derivative Financial Instruments). The remaining difference between the face value and the reported value of these notes is the unamortized step-up to fair value of $4.6 million at December 31, 2005 and $3.2 million at June 30, 2006. We recorded a 55% step-up to fair value for these notes in June 2003 when MGG acquired general and limited partner interests in MMP. The interest rate of the notes is fixed at 7.7%. Including the impact of the associated fair value hedge, which effectively swaps $250.0 million of the fixed-rate notes to floating-rate debt, the weighted-average interest rate for the notes at June 30, 2006 was 8.0%. MMP makes deposits in an escrow account in anticipation of semi-annual interest payments on these notes and the cash deposits are secured; however, the notes themselves are unsecured. These deposits of $5.5 million at December 31, 2005 and $5.6 million at June 30, 2006 were reflected as restricted cash on our consolidated balance sheets.

Revolving Credit Facility. In May 2006, MMP amended its revolving credit facility to increase the borrowing capacity from $175.0 million to $400.0 million. In addition, the maturity date of the revolving credit facility was extended from May 25, 2009 to May 25, 2011, and the interest rate was reduced from LIBOR plus a spread ranging from0.6% to 1.5% based on MMP’s credit ratings to LIBOR plus a spread ranging from 0.3% to 0.8% based on our credit ratings and amounts outstanding under the facility. Borrowings under this revolving credit facility are unsecured. The weighted-average interest rate on the revolver at June 30, 2006 was 5.7%. The net proceeds from the revolving credit facility were used for general corporate purposes, including capital expenditures. At both December 31, 2005 and June 30, 2006, $1.1 million of the facility was obligated for letters of credit, which is not reflected as debt on our consolidated balance sheets. There was $25.2 million outstanding on the revolver at June 30, 2006. Interest is assessed on the unused portion of the credit facility at a rate from 0.05% to 0.125% depending on MMP’s credit rating.

6.45% Notes due 2014. On May 25, 2004, MMP sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million, and the discount is being accreted over the life of the notes. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes (see Note 6–Derivative Financial Instruments), the effective interest rate of these notes is 6.3%. Interest is payable semi-annually in arrears on June 1 and December 1 of each year.

5.65% Notes due 2016. On October 15, 2004, MMP issued $250.0 million aggregate principal of 5.65% notes due 2016. The notes were issued for the discounted price of 99.9%, or $249.7, million, and the discount is being accreted over the life of the notes. Including the impact of hedges associated with these notes (see Note 6–Derivative Financial Instruments), the weighted-average interest rate of these notes at June 30, 2005 and 2006 was 5.4% and 6.1%, respectively. Interest is payable semi-annually in arrears on April 15 and October 15 of each year. The outstanding principal amount of the notes at December 31, 2005 and June 30, 2006 was increased by $0.3 million and decreased by $5.7 million, respectively, for the change in the fair value of the associated hedge (see Note 6–Derivative Financial Instruments).

Magellan Midstream Holdings, L.P. Debt:

Affiliate note payable. On February 15, 2006, MGG entered into a $5.0 million revolving credit facility with MGG Midstream Holdings, L.P. as the lender. The facility is available exclusively to fund MGG’s working capital borrowings. Borrowings under the facility will mature on December 31, 2006 and bear interest at LIBOR plus 2.0%. MGG pays a commitment fee to MGG Midstream Holdings, L.P. on the unused portion of the working capital facility of 0.3% annually. There were no borrowings outstanding on this facility as of June 30, 2006.

6. Derivative Financial Instruments

MMP uses interest rate derivatives to help it manage interest rate risk. The following table summarizes hedges MMP has settled associated with various debt offerings (dollars in millions):

Hedge	Date	Gain/(Loss)	Amortization Period
Interest rate hedge	October 2002	$(1.0)	5-year life of Magellan Pipeline notes
Interest rate swaps and treasury lock	May 2004	5.1	10-year life of 6.45% notes
Interest rate swaps	October 2004	(6.3)	12-year life of 5.65% notes

In addition to the above, MMP has entered into the following interest rate swap agreements:

•	During May 2004, MMP entered into certain interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline senior notes. MMP has accounted for these interest rate hedges as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the interest rate swap agreements, MMP receives 7.7% (the weighted-average interest rate of the outstanding Magellan Pipeline senior notes) and pays LIBOR plus 3.4%. These hedges effectively convert $250.0 million of MMP’s fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25, 2004 and expire on October 7, 2007, the maturity date of the Magellan Pipeline senior notes. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period, MMP records the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR result in an adjustment to its interest expense. A 0.25% change in LIBOR would result in an annual adjustment to MMP’s interest expense associated with this hedge of $0.6 million. The fair value of the instruments associated with this hedge at December 31, 2005 and June 30, 2006 was $(2.5) million and $(4.2) million, respectively, which was recorded to other noncurrent liabilities and long-term debt.

•	In October 2004, MMP entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016 which were issued in October 2004. The notional amount of this agreement is $100.0 million and effectively converts $100.0 million of our 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. Under the terms of the agreement, MMP receives the 5.65% fixed rate of the notes and pays LIBOR plus 0.6%. The agreement began on October 15, 2004 and terminates on October 15, 2016, which is the maturity date of these senior notes. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period, MMP records the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR will result in an adjustment to its interest expense. A 0.25% change in LIBOR would result in an annual adjustment to MMP’s interest expense of $0.3 million associated with this hedge. The fair value of this hedge at December 31, 2005 and June 30, 2006 was $0.3 million and $(5.7) million, respectively, which was recorded to other noncurrent assets and long-term debt at December 31, 2005 and noncurrent liabilities and long-term debt at June 30, 2006.

In February 2006, MMP entered into a forward sales contract for 0.1 million barrels of gasoline related to its petroleum products blending activities. These barrels will be sold at the Platts average price during September 2006. Concurrent with that transaction, MMP entered into three derivative swap contracts to hedge against price changes associated with the sale of that product, in which MMP agreed to buy 0.1 million barrels of gasoline at the Platts average price in September 2006 and to sell 0.1 million barrels of gasoline at the fixed price of $77.28 per barrel. MMP’s objective in entering into this derivative was to lock in a gross margin on the expected sale of 0.1 million barrels of gasoline in September 2006. The fair value of these hedging instruments at June 30, 2006 was $(1.0) million, which was recorded to other current liabilities and other comprehensive income.

7. Commitments and Contingencies

Environmental Indemnification Settlement. Prior to May 2004, The Williams Companies, Inc. (“Williams”) had agreed to indemnify MMP against certain environmental losses, among other things, associated with assets contributed to MMP at the time of its initial public offering or which MMP subsequently acquired from Williams. In May 2004, MMP and Magellan GP, LLC entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from these indemnifications. MMP received $35.0 million, $27.5 million and $20.0 million on July 1, 2004, 2005 and 2006, respectively, pursuant to this agreement and expects to receive a final installment payment of $35.0 million on July 1, 2007. While the settlement agreement releases Williams from its environmental and certain indemnifications, other indemnifications remain in effect. These remaining indemnifications cover issues involving employee benefits matters, rights of way, easements and real property, including asset titles, and unlimited losses and damages related to tax liabilities.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

In conjunction with this settlement:

•	MGG recorded $61.8 million as a receivable from Williams with an offsetting reduction of its June 2003 purchase price of MMP. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received ($106.9 million) less the amount of previously recognized environmental receivables from Williams ($45.1 million); and

•	The difference between the undiscounted amounts to be received and the discounted value of those future cash payments is $10.6 million. MGG is recognizing this $10.6 million as interest income and an increase to its receivable with Williams over the period from May 25, 2003 to the final payment date of July 1, 2007.

MGG’s receivable balance with Williams at December 31, 2005 and June 30, 2006 was $51.2 million and $52.9 million, respectively. MGG contributes all amounts received pursuant to the environmental indemnification settlement to MMP. As of December 31, 2005 and June 30, 2006, known liabilities that would have been covered by Williams’ previous indemnity agreements were $43.1 million and $39.9 million, respectively. Through June 30, 2006, MMP has spent $23.6 million of the $117.5 million indemnification settlement amount for indemnified matters, including $8.3 million of capital costs. The cash MMP has received from the indemnity settlement is not reserved and has been used by MMP for its various other cash needs, including expansion capital spending.

Environmental Liabilities. Estimated environmental liabilities were $57.3 million and $53.1 million at December 31, 2005 and June 30, 2006, respectively. These estimates are provided on an undiscounted basis and have been classified as current or noncurrent based on management’s estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years. MMP’s environmental liabilities include among other things accruals associated with the Environmental Protection Agency (“EPA”) Issue, Kansas City, Kansas Release and Independence, Kansas Release, which are discussed below.

EPA Issue. In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to a former affiliate with regard to petroleum discharges from its pipeline operations. That inquiry primarily focused on Magellan Pipeline, which MMP subsequently acquired. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those releases may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these releases if the EPA were to successfully seek and obtain injunctive relief. MMP responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. This matter was included in the indemnification settlement discussed above (see Environmental Indemnification Settlement). MMP has accrued an amount for this matter based on its best estimates that is less than $22.0 million. Due to the uncertainties described above, it is reasonably possible that the amounts MMP has recorded for this environmental liability could change in the near term. Management is unable to determine with any accuracy what those amounts could be and they could be material to our results of operations and cash flows.

Kansas City, Kansas Release. During the second quarter of 2005, MMP experienced a line break and release of approximately 2,900 barrels of product on its petroleum products pipeline near its Kansas City, Kansas terminal. As of June 30, 2006, MMP has estimated remediation costs associated with this release of approximately $2.7 million. Through June 30, 2006, MMP has spent $1.8 million on remediation associated with this release and, as of June 30, 2006, has recorded associated environmental liabilities of $0.9 million and a receivable of $1.1 million from its insurance carrier. The EPA has included this release with the 32 other releases discussed in EPA Issue above in negotiating any penalties or other injunctive relief that might be assessed.

Independence, Kansas Release. During the first quarter of 2006, MMP experienced a line break and release of approximately 3,200 barrels of product on its petroleum products pipeline near Independence, Kansas. As of June 30, 2006, MMP has estimated remediation costs associated with this release of approximately $3.0 million. Through June 30, 2006, MMP has spent $2.6 million on

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

remediation associated with this release and, as of June 30, 2006, has recorded associated environmental liabilities of $0.4 million and a receivable of $1.4 million from its insurance carrier. The EPA has included this release with the 32 other releases discussed in EPA Issue above in negotiating any penalties or other injunctive relief that might be assessed.

Indemnification Obligation. Current with MGG’s acquisition of Williams’ interest in MMP, MGG assumed Williams’ obligations for $21.9 million of known MMP environmental liabilities. To the extent the environmental and other indemnity claims against MGG are less than $21.9 million, MGG will pay Williams the remaining difference between $21.9 million and the indemnity claims it pays. Recorded liabilities associated with this indemnification were $5.5 million and $3.7 million at December 31, 2005 and June 30, 2006, respectively. MGG has entered into a reimbursement agreement under which MGG Midstream Holdings, L.P. will reimburse MGG for its obligations to indemnify MMP for these environmental liabilities.

Environmental Receivables. Environmental receivables from insurance carriers for remediation were $1.5 million and $3.0 million at December 31, 2005 and June 30, 2006, respectively.

Unrecognized product gains. MMP’s operations generate product overages and shortages. When MMP experiences net product losses, it recognizes expense for those losses in the period in which they occur. When MMP experiences product gains, it has product on hand for which it has no cost basis. Therefore, these overages are not recognized in MMP’s financial statements until the associated barrels are either sold or are used to offset product losses. The combined net product overages for MMP’s operations had a market value of approximately $8.8 million as of June 30, 2006. However, the actual amounts MMP will recognize in future periods will depend on product prices at the time the associated barrels are either sold or used to offset future product losses.

Other. We, MMP and MGG are parties to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect on our future financial position, results of operations or cash flows.

8. Long-Term Incentive Plan

In December 2005, our board of directors approved a long-term incentive plan for our directors and employees that perform services for us and MGG. The long-term incentive plan consists of five components: units, restricted units, performance awards, phantom units and unit options. To date, there have been no units granted under this plan. The long-term incentive plan permits the grant of awards covering an aggregate of 150,000 of MGG’s common units. The compensation committee of our general partner’s board of directors administers the long-term incentive plan.

MMP has a long-term incentive plan for certain employees who perform services for it and its directors. The long-term incentive plan primarily consists of two components: phantom units and unit options. To date, there have been no unit options granted. The long-term incentive plan permits the grant of awards covering an aggregate of 1.4 million common units. The compensation committee of Magellan GP, LLC’s board of directors (“Compensation Committee”) administers MMP’s long-term incentive plan.

MMP adopted Statement of Financial Accounting Standard (“SFAS”) No. 123(R) on January 1, 2006 using the modified prospective application method, which required it to account for all of its equity-based incentive awards granted prior to January 1, 2006, using the fair value method as defined in SFAS No. 123 instead of its previous methodology of using the intrinsic value method as defined in Accounting Principles Bulletin (“APB”) No. 25. Due to the structure of MMP’s award grants prior to January 1, 2006, MMP recognized compensation expense under APB No. 25 in much the same manner as that required under SFAS No. 123; therefore, the impact of the change from accounting for the award grants under APB No. 25 to SFAS No. 123 on our financial position was insignificant.

The long-term incentive awards, discussed below, that have been granted by Magellan GP, LLC’s board of directors are subject to forfeiture if employment is terminated for any reason other than for retirement, death or disability prior to the vesting date. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. The award grants do not have an early vesting feature except when there is a change in control of Magellan GP, LLC.

In February 2004, the Compensation Committee issued approximately 159,000 unit award grants pursuant to MMP’s long-term incentive plan. The actual number of units that will be awarded under this grant are based on the attainment of short-term and long-term performance metrics by MMP. The number of phantom units that could ultimately be issued under this award ranges

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

from zero up to a total of 304,000, as adjusted for estimated forfeitures and retirements; however, the awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 40%. The units will vest at the end of 2006. Management has estimated the number of units that will be awarded under this grant to be approximately 300,000, the value of which on June 30, 2006 was $10.2 million. Unrecognized estimated compensation expense associated with these awards as of June 30, 2006 was $1.8 million.

In February 2005, the Compensation Committee issued approximately 161,000 unit award grants pursuant to the long-term incentive plan. The actual number of units that will be awarded under this grant are based on the attainment of long-term performance metrics by MMP. The number of phantom units that could ultimately be issued under this award ranges from zero units up to a total of 308,000 as adjusted for estimated forfeitures and retirements; however, the awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 20%. The units will vest at the end of 2007. MMP has estimated the number of units that will be awarded under this grant to be approximately 278,000, the value of which on June 30, 2006 was $9.4 million. Unrecognized estimated compensation expense associated with these awards as of June 30, 2006 was $4.7 million.

During the six months ended June 30, 2006, the Compensation Committee issued approximately 175,000 unit award grants pursuant to MMP’s long-term incentive plan. These awards are being accounted for as follows:

•	Of the unit awards discussed above, approximately 137,000 are based on the attainment of long-term performance metrics by MMP. These units vest on December 31, 2008. The number of units that could ultimately vest under this component of the award range from zero to approximately 263,000 as adjusted for expected forfeitures and retirements. Upon vesting, these award grants must be paid out to the employees in units; therefore, MMP has accounted for these awards using the equity method. The weighted-average fair value of the awards on the grant date was $24.53 per unit, which was based on MMP’s unit price on the grant date less the present value of the estimated cash distributions on those units during the vesting period. MMP has accrued for these awards based on the probability of a standard payout. The unrecognized compensation expense associated with these awards as of June 30, 2006 was $2.8 million, which will be recognized over the next 30 months.

•	Of the unit awards discussed above, approximately 34,000 are based on personal performance at the discretion of the Compensation Committee. These units vest December 31, 2008. The number of units that could ultimately vest under this component of the award range from zero to approximately 66,000 as adjusted for expected forfeitures and retirements. Because vesting criteria for these awards are partially based on conditions other than service, performance or market conditions, MMP has accounted for these awards using the liability method, as such, the compensation expense MMP recognizes is based on the period-end closing price of its units and the percentage of the service period completed at each period end. MMP has accrued for these awards based on the probability of a standard payout. The value of these awards at June 30, 2006 was $1.1 million and the unrecognized estimated compensation cost on that date was $1.0 million.

•	Of the unit awards discussed above, an additional 4,000 units have been issued with various vesting dates. MMP is using the equity method to account for most of these awards. The unrecognized compensation expense associated with these awards is less than $0.1 million.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

9. Distributions

Distributions paid by MMP during 2005 and 2006 were as follows (in thousands, except per unit amounts):

Cash Distribution Payment Date	Per Unit Cash Distribution Amount
		Cash Distributions Paid
		Common Units	Subordinated Units	General Partner	Total
02/14/05	$0.45625	$26,390	$3,887	$5,201	$35,478
05/13/05	0.48000	29,127	2,726	6,778	38,631
08/12/05	0.49750	30,189	2,825	7,939	40,953
11/14/05	0.53125	32,236	3,018	10,178	45,432

Total	$1.96500	$117,942	$12,456	$30,096	$160,494

02/14/06	$0.55250	$33,526	$3,138	$12,839	$49,503
05/13/06	0.56500	37,494	—	13,668	51,162
08/14/06 (a)	0.57750	38,323	—	14,498	52,821

Total	$1.69500	$109,343	$3,138	$41,005	$153,486

(a)	Magellan GP, LLC declared this cash distribution on July 20, 2006 to be paid on August 14, 2006, to MMP unitholders of record at the close of business on August 4, 2006.

Distributions paid by MMP to MGG and Magellan GP, LLC were as follows (in thousands, except per unit amounts):

Cash Distribution Payment Date	Per Unit Cash Distribution Amount
		Cash Distributions Paid
		Common Units	Subordinated Units	General Partner	Total
02/14/05	$0.45625	$—	$3,887	$5,201	$9,088
05/13/05	0.48000	1,147	—	6,778	7,925
08/12/05	0.49750	—	—	7,939	7,939
11/14/05	0.53125	—	—	10,178	10,178

Total	$1.96500	$1,147	$3,887	$30,096	$35,130

02/14/06	$0.55250	$—	$—	$12,839	$12,839
05/13/06	0.56500	—	—	13,668	13,668
08/14/06 (a)	0.57750	—	—	14,498	14,498

Total	$1.69500	$—	$—	$41,005	$41,005

(a)	Magellan GP, LLC declared this cash distribution on July 20, 2006 to be paid on August 14, 2006, to MMP unitholders of record at the close of business on August 4, 2006.

In February 2006, MMP’s partnership agreement was amended to restore the incentive distribution rights to the same level as before an amendment made in connection with MMP’s October 2004 pipeline system acquisition, which reduced the incentive distributions paid to Magellan GP, LLC by $1.3 million for 2004, $5.0 million for 2005 and $3.0 million for 2006. In return, we made a capital contribution to MMP on February 9, 2006 equal to the present value of the remaining reductions in incentive distributions, or $4.2 million. The owner of our general partner has reimbursed us for this amount.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Distributions MGG made during 2005 and 2006 to its affiliate owners prior to its becoming a public company are as follows (in thousands):

Date Distribution Paid	Amount
2005
January	$125,795
February	13,000
April	81,500
May	32,000
June	162,000
November	7,000
December	34,621

Total	$455,916

2006
January	$74
February	522,194

Total	$522,268

Distributions made by MGG subsequent to it becoming a public company are as follows (in thousands, except per unit amounts):

Payment Date	Distribution Amount	Common Units	General Partner	Total
05/15/06 (a)	$0.20800	$13,031	$1	$13,032
08/14/06 (b)	0.22000	13,782	1	13,783

Total	$0.42800	$26,813	$2	$26,815

(a)	MGG GP declared a cash distribution of $0.208 associated with the first quarter. The distribution paid to the public unitholders for that quarter was prorated for the 45-days that we were a public entity, or $0.104 per unit.
(b)	MGG GP declared this cash distribution on July 20, 2006 to be paid on August 14, 2006, to unitholders of record at the close of business on August 4, 2006.

Total distributions paid to outside and affiliate owners by MGG and MMP are determined as follows (in thousands):

	Six Months Ended June 30,
	2005	2006
Cash distributions paid by MMP	$74,109	$100,665
Less:
Distributions paid by MMP to its general partner	11,979	26,507
Distributions paid by MMP to MGG on limited partner units	5,034	—

Distributions paid by MMP to outside owners	57,096	74,158
Distributions MGG paid to its affiliate owners before it became a public company	414,295	522,268
Distributions paid after MGG became a public company	—	13,032

Total distributions	$471,391	$609,458

10. Subsequent Events

On July 20, 2006, our board of directors declared a cash distribution of $0.22 per MGG limited partner unit to be paid on August 14, 2006 to our unitholders as of August 4, 2006. On July 20, 2006, Magellan GP, LLC’s board of directors declared a cash distribution of $0.5775 per MMP limited partner unit to be paid on August 14, 2006 to MMP unitholders as of August 4, 2006.